September 11, 2006

BY ELECTRONIC SUBMISSION
United States Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Daniel Gordon

Re:	Phase Forward Incorporated
Form 10-K for the year ended December 31, 2005
Filed March 13, 2006
File No. 000-50839

Dear Mr. Gordon:

This letter is submitted on behalf of Phase Forward Incorporated (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter of August 29, 2006 to Robert K. Weiler, President and Chief Executive Officer of the Company (the “Comment Letter”) with respect to the Company’s Form 10-K for the year ended December 31, 2005 (the “10-K”) that was filed with the Commission on March 13, 2006.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized. Copies of this letter are being sent under separate cover to Jessica Barberich of the Commission.

Form 10-K for the year ended December 31, 2005

Note 9 — Commitments and Contingencies

Contingencies, page F-30

Comment 1:

We have read and reviewed your response.  We do not understand why you would pay $8.5 million to settle with Datasci when you do not believe there is any technology imbedded in the Company’s products related to the Datasci patent.  Please tell us how you arrived at the settlement amount of $8.5 million.  It also appears that you obtained a license to avoid future lawsuits regarding this technology that Datasci claims that you use.  This leads us to believe that there is value in the license that you obtained regardless of whether you believe the patent is valid.  Please clarify.

880 WINTER STREET
WALTHAM, MA 02451
P: 781.890.7878
F: 781.890.4848
www.phaseforward.com

Response 1:

In furtherance of our telephonic conversation with members of the Staff on September 6, 2006 and the Company’s prior response letter, dated August 4, 2006, to the Commission (the “Prior Response”), the Company additionally advises the Staff as follows:

The settlement amount of $8.5 million for the litigation with Datasci, LLC (“Datasci”) was arrived at by way of an intense, one-day negotiation between representatives of the Company and Datasci involving a series of bids and counter-bids. The settlement amount was not driven by any particular financial or other analysis.  Notwithstanding the Company’s consistent positions, supported by legal opinions from outside patent counsel, that (i) the Datasci patent was invalid and (ii) even if valid, the patent was not infringed by the Company’s products, the Company was willing to settle the Datasci litigation for that amount to avoid the time, expense and uncertainty associated with the dispute.

Notwithstanding the Company’s pursuit of its defenses against Datasci, both parties were still faced with the business reality of being engaged in an ongoing dispute.  For the Company, the ongoing dispute meant a continued time-consuming distraction for the Company and its senior management and in-house legal staff. Accordingly, one objective of settling the litigation was to free up senior management and counsel to pursue the Company’s business, rather than continue to spend time and effort on the litigation, including the time, expense and effort of any appeal if the Company were to be initially unsuccessful at trial.

Additionally, in the absence of any court rulings or jury findings on the validity of the patent or whether it was infringed by the Company’s products, the Company was faced with ongoing uncertainty as to the potential outcome of the case and the potential impact on its business. In the case of the jury, the Company felt that this uncertainty was compounded by the fact that juries often have a very difficult time grasping complex cases, such as patent cases.  Accordingly, a second objective of settling the litigation was for the Company to be relieved of the ongoing uncertainties associated with the litigation and its potential impact on the Company and its business.

The Company believes that the foregoing demonstrate that it had compelling reasons to be willing to pay $8.5 million to settle the litigation and terminate the lawsuit, notwithstanding the fact that the Company does not believe that there is any technology imbedded in its products related to the Datasci patent as discussed in greater detail in the Prior Response.  In fact, the settlement agreement between the parties preserved the Company’s right to re-assert its contention that the Datasci patent is not valid and that the Company did not infringe the patent if any litigation relating to the patent ensued, notwithstanding the settlement agreement. With respect to the Staff’s inquiry regarding obtaining the license to avoid future lawsuits regarding the Datasci patent, the Company respectfully advises the Staff that the settlement agreement alone (i.e., without a license agreement) is sufficient to accomplish this purpose, since it contains both (i) a release for any alleged prior infringement and (ii) a covenant not to sue the Company or its customers in the future based on the patent. Accordingly, from a practical and contractual perspective, the Company does not believe that the license agreement provides any additional protections beyond those already contained in the settlement agreement that can be used as a basis to assign any value to the license and for which there would be future benefit.  While the Company cannot speculate on the importance of the license to Datasci, the license agreement was specifically requested as part of the settlement by Datasci, not the Company, as the Company did not believe that any license was necessary.  In this regard, the license agreement is merely an appendix to the settlement agreement and does not contain many of the provisions one would ordinarily expect in a commercial license agreement (e.g., termination; intellectual property rights; indemnification; warranties; and limitations on use).

Based on the factors noted above, as well as the many other factors outlined in the Prior Response, the Company believes there is no basis to assign any value to the settlement amount of $8.5 million for which there would be future economic benefit.  In coming to this conclusion, the Company reviewed SFAS No. 142, Accounting for Intangible Assets Other than Goodwill and FASB Statement of Financial Accounting Concepts 6 (CON 6).

If you should have any questions concerning the enclosed matters, please contact me at (781) 902-4382 or by facsimile at (781) 902-4668.

Very truly yours,

/s/ Rodger Weismann
Rodger Weismann
Senior Vice President,
Chief Financial Officer and Treasurer
Phase Forward Incorporated

cc:	Robert Weiler, President and Chief Executive Officer,
Phase Forward Incorporated
John M. Mutkoski, Esq., Goodwin Procter LLP
Edward A. King, Esq., Goodwin Procter LLP
George Neble, Ernst & Young LLP